FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1          Director Shareholding dated 8 September 2003
No. 2          FRN Variable Rate Fix dated 8 September 2003
No. 3          FRN Variable Rate Fix dated 8 September 2003
No. 4          FRN Variable Rate Fix dated 8 September 2003
No. 5          Holding(s) in Company dated 9 September 2003
No. 6          FRN Variable Rate Fix dated 9 September 2003
No. 7          Director Shareholding dated 10 September 2003
No. 8          FRN Variable Rate Fix dated 11 September 2003
No. 9          FRN Variable Rate Fix dated 12 September 2003
No. 10         Employee Share Option Scheme dated 12 September 2003
No. 11         FRN Variable Rate Fix dated 12 September 2003
No. 12         FRN Variable Rate Fix dated 12 September 2003
No. 13         FRN Variable Rate Fix dated 12 September 2003

Document No. 1

                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 5 September 2003 of 250,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.6865 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,036,725 Ordinary 25p Shares, representing 1.43% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 07-Jun-1999
    ISIN: XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2003 TO 08-Dec-2003 HAS BEEN FIXED AT 3.840940 PCT

INTEREST PAYABLE VALUE 08-Dec-2003 WILL AMOUNT TO:
GBP 957.60 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 06-Jun-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167840957

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2003 TO 08-Dec-2003 HAS BEEN FIXED AT 3.750940 PCT

INTEREST PAYABLE VALUE 08-Dec-2003 WILL AMOUNT TO:
GBP 93.52 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 08-Mar-2005
    ISSUE DATE: 08-Jly-2003
    ISIN: XS0171914970

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2003 TO 08-Dec-2003 HAS BEEN FIXED AT 3.750940 PCT

INTEREST PAYABLE VALUE 08-Dec-2003 WILL AMOUNT TO:
GBP 93.52 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 8 September 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 12,672,169 ordinary 25p shares of the Company representing a non-beneficial holding of 3.01% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 09-Dec-2003
    ISSUE DATE: 09-Dec-1998
    ISIN: XS0093035458

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Sep-2003 TO 09-Dec-2003 HAS BEEN FIXED AT 3.738440 PCT

INTEREST PAYABLE VALUE 09-Dec-2003 WILL AMOUNT TO:
GBP 93.20 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

                               Northern Rock plc
     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 5 September 2003 of 250,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.6865 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,286,725 Ordinary 25p Shares, representing 1.49% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 2,790,000.00
    MATURING: 10-Dec-2009
    ISSUE DATE: 12-Dec-2002
    ISIN: XS0159597110

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Sep-2003 TO 10-Dec-2003 HAS BEEN FIXED AT 3.791250 PCT.

INTEREST PAYABLE VALUE 10-Dec-2003 WILL AMOUNT TO
GBP 9.45 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 9

RE: Northern Rock Plc
    USD 13,584,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 14-Dec-2001
    ISIN: XS0140334169

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 1.180000 PCT

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO:
USD 2.98 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 12 September 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,285,225 Shares representing 1.49% of the Company's issued share capital.

Document No. 11

RE: NORTHERN ROCK PLC
    USD 400,000,000.00
    MATURING: 14-Mar-2005
    ISSUE DATE: 14-Mar-2000
    ISIN: XS0108471763

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 1.290000 PCT

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO:
USD 3.26 PER USD 1,000.00 DENOMINATION
USD 32.61 PER USD 10,000.00 DENOMINATION
USD 326.08 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK PLC
    GBP 3,000,000.00
    MATURING: 11-Dec-2008
    ISSUE DATE: 17-Jun-2003
    ISIN: XS0170701428

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Sep-2003 TO 11-Dec-2003 HAS BEEN FIXED AT 3.819690 PCT

INTEREST PAYABLE VALUE 11-Dec-2003 WILL AMOUNT TO:
GBP 95.23 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 12-Mar-2004
    ISSUE DATE: 12-Mar-1999
    ISIN: XS0095611611

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Sep-2003 TO 12-Dec-2003 HAS BEEN FIXED AT 3.746560 PCT

INTEREST PAYABLE VALUE 12-Dec-2003 WILL AMOUNT TO:
GBP 93.41 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  15 September 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary